Exhibit 99.1

         SHAMIR OPTICAL INDUSTRY LTD REPORTS FIRST QUARTER 2005 RESULTS

                            REVENUES OF $20.7 MILLION

            NET INCOME OF $1.9 MILLION, OR $0.14 PER DILUTED SHARE

       NON-GAAP NET INCOME OF $2.3 MILLION, OR $0.17 PER DILUTED SHARE

    KIBBUTZ SHAMIR, Israel, May 17 /PRNewswire-FirstCall/ -- Shamir Optical Industry Ltd (Nasdaq: SHMR), a leading provider of innovative products and technology to the progressive ophthalmic lens market, today announced financial results for the first quarter ended March 31, 2005.

    For the first quarter of 2005, revenues were $20.7 million, an increase of 32.9% compared to revenues of $15.5 million for the first quarter of 2004. Gross profit for the quarter was $10.9 million, or 53.0% of revenues, an increase of 40.8% from gross profit of $7.8 million, or 50.0% of revenues in the same period last year.

    Operating income was $3.8 million, or 18.2% of revenues for the first quarter of 2005, representing an increase of 36.9% from operating income of $2.7 million, or 17.6% of revenues in the same period last year. Net income for the quarter was $1.9 million or $0.14 per diluted share compared to $1.9 million for the comparable period in 2004. Pro forma net income was $1.9 million an increase of 19.5 % compared to $1.6 million for the comparable period in 2004.

    Excluding the effects of non-cash stock-based compensation expenses, for the first quarter of 2005, operating income was $3.8 million, or 18.5% of revenues. This was an increase of 39.6% from operating income of $2.7 million, or 17.6% of revenues in the same period last year. Excluding the effects of non-cash stock-based compensation expenses and non-cash tax effect of changes in status from a non-taxable to a taxable entity, net income for the quarter was $2.4 million, an increase of 50.4% compared to $1.6 million for the comparable period in 2004. The reconciliation of GAAP operating income and net income to adjusted operating income and adjusted net income is set forth below in this release.

    On March 11, 2005, Shamir completed its initial public offering, raising net proceeds of $42 million. As of March 31, 2005, the Company had cash and cash equivalents of $47 million. Commenting on the results, Giora Ben-Zeev, Chief Executive Officer of Shamir Optical said, "Our strong results for the first quarter reflect the continued growth that we have experienced during the last 5 years. Positive market drivers include a strong demand shift from traditional bifocal lenses to progressive lenses and positive demographic trends that position our target market, people over the age of 45, as an increasingly large percentage of the worldwide population. We believe that Shamir Optical's growth can also be attributed to the success of our marketing initiatives, as well as our focus on progressive lenses, which has enabled us to develop lenses that are considered among the best-performing."

    Mr. Ben-Zeev continued, "Part of Shamir Optical's growth strategy is to expand our presence in the United States and Europe, the two largest and most developed markets for our products. In the United States, we experienced significant organic growth during the first quarter. In Europe, we began to see the expansion of our customer base particularly in the United Kingdom as a result of our acquisition of Cambridge Optical Group on September 1, 2004."

    Mr. Ben-Zeev concluded, "We believe that through our broad distribution channels, technological leadership, and expansion into key geographic markets, Shamir Optical will maintain its strong position in the progressive lens market, and will continue to grow in the years to come."

    Conference Call:
    Shamir Optical has scheduled a conference call for 9 a.m. EDT today, May 17, to discuss the first quarter results. To participate in the call, please dial
(800) 247-9979 (U.S. and Canada), or (973) 409-9254 (International). For those unable to participate there will be replay available from 12:00 p.m. EDT on May 17, 2005 through 11:59 p.m. EDT, May 24, 2005. To listen to the replay, please call: 1-877-519-4471 (U.S. and Canada), 1-973-341-3080 (International). The ID
code for the replay is 6040930.

    The call will be available as a live, listen-only webcast at http://www.kcsa.com. An archive of the webcast will be available approximately 2 hours after the conclusion of the live call. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

    About non - GAAP financial measures
    This press release includes a financial measure defined as a non-GAAP financial measure by the Securities and Exchange Commission: adjusted operating income and adjusted net income. This measure may be different from non-GAAP financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir Optical Industry Ltd believes that adjusted operating income and adjusted net income provides meaningful supplemental information that these numbers exclude the non-cash, one-time charge related to tax effects from when we changed the structure of our company from an A.C.S. into an Israeli limited liability company.

    About Shamir
    Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), and Shamir Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

    Safe Harbor Statement
    This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities described herein in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

    Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible business disruptions from acquisitions; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                           SHAMIR OPTICAL INDUSTRY LTD
                        Consolidated Statements of Income
           (US dollars in thousands, except share and per share data)

                                                Three Months Ended March 31,
                                                ---------------------------
                                                    2004           2005
                                                ------------   ------------
Revenues, net                                   $     15,537   $     20,654
Cost of revenues                                       7,768          9,713
                                                ------------   ------------
Gross profit                                           7,769         10,941

Operating Expenses:
    Research and development costs                       389            434
    Selling and marketing expenses                     3,959          5,130
    General and administrative expenses                  679          1,550
    Stock based compensation                               -             72
                                                ------------   ------------
Total operating expenses                               5,027          7,186
                                                ------------   ------------
Operating income                                       2,742          3,755

Financial expenses (income) and other, net                94            (54)
                                                ------------   ------------
Income before taxes on income                          2,648          3,809
Taxes on income                                          478          1,661
                                                ------------   ------------
Income after taxes on income                           2,170          2,148

Equity in losses of affiliates, net                       23              -
Minority interest in earnings of subsidiaries            204            268
                                                ------------   ------------
Net income                                      $      1,943   $      1,880
                                                ============   ============
Pro forma - additional taxes on income                   370              -
                                                ------------   ------------
Pro forma net income                            $      1,573   $      1,880
                                                ============   ============
Non-GAAP adjustment:
    Non-cash tax expenses related to
     change of tax status                                  -           (414)
                                                ------------   ------------
Non-GAAP net income                             $      1,573   $      2,294
                                                ============   ============
Net earnings per share:
    Basic                                                (*)   $       0.14
                                                               ============
    Diluted                                              (*)   $       0.14
                                                               ============
Non-GAAP net earnings per share:
    Basic                                                (*)   $       0.17
                                                               ============
    Diluted                                              (*)   $       0.17
                                                               ============

(*) The company did not present EPS data for the three months ended March 31, 2004 in its Form F-1.

                           SHAMIR OPTICAL INDUSTRY LTD
                           Consolidated Balance Sheets
           (US dollars in thousands, except share and per share data)

                                                      As of            As of
                                                   December 31,      March 31,
                                                       2004            2005
                                                   ------------    ------------
CURRENT ASSETS:
Cash and cash equivalents                          $      6,235    $     46,993
Short-term investment                                         -             353
Trade receivables (1)                                    15,394          16,690
Other receivables and prepaid expenses                    3,395           3,932
Inventory                                                16,296          15,051
                                                   ------------    ------------
   TOTAL CURRENT ASSETS                                  41,320          83,019

LONG-TERM INVESTMENTS:
Severance pay fund                                        1,765           1,787
Investments in affiliates                                   666             703
                                                   ------------    ------------
   TOTAL LONG-TERM INVESTMENTS                            2,431           2,490

PROPERTY, PLANT AND EQUIPMENT, NET                       15,609          15,692

OTHER ASSETS, NET                                         1,998           2,322

GOODWILL                                                  3,986           3,944
                                                   ------------    ------------
   TOTAL ASSETS                                    $     65,344    $    107,467
                                                   ============    ============
CURRENT LIABILITIES:
Short-term bank credit and loans                   $     10,986    $      7,487
Current maturities of long-term loans                     3,857           3,014
Trade payables                                            4,624           5,639
Dividend payable                                          5,201           4,127
Accrued expenses and other liabilities                    8,531           9,398
                                                   ------------    ------------
   TOTAL CURRENT LIABILITIES                             33,199          29,665

LONG-TERM LIABILITIES:
Long-term loans                                           4,664           4,723
Accrued severance pay                                     2,049           2,145
Deferred taxes                                              432             423
                                                   ------------    ------------
   TOTAL LONG-TERM LIABILITIES                            7,145           7,291

MINORITY INTERESTS                                        7,370           7,397
                                                   ------------    ------------
TEMPORARY EQUITY
   Issued and outstanding: 502,400 shares
    at December 31, 2004 and no shares
    at March 31, 2005                                     3,000               -
                                                   ------------    ------------
SHAREHOLDERS' EQUITY:
Share capital
Common shares of NIS 0.01 par value
   Authorized: 12,711,332 shares at
    December 31, 2004 and 100,000,000 shares
    at March 31, 2005; Issued and outstanding:
    12,208,932 shares at December 31, 2004 and
    16,111,332 shares at March 31, 2005                      29              37
Additional paid-in capital                               10,053          62,740
Deferred stock compensation                                (844)         (1,211)
Foreign currency translation adjustments                  1,236           1,025
Retained earnings                                         4,156             523
                                                   ------------    ------------
   TOTAL SHAREHOLDERS' EQUITY                            14,630          63,114
                                                   ------------    ------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $     65,344    $    107,467
                                                   ============    ============

(1) net of allowance for doubtful accounts of $ 533 and $ 497 as of December 31, 2004 and March 31, 2005, respectively

SOURCE  Shamir Optical Industry Ltd
    -0-                             05/17/2005
    /CONTACT: Investor Relations Contacts - Jeff Corbin, +1-212-896-1214, jcorbin@kcsa.com, or Lee Roth, +1-212-896-1209, lroth@kcsa.com, both of KCSA Worldwide; or Roni Gavrielov, roni@km-ir.co.il, or Miri Segal, miri@km-ir.co.il, both of KM \ KCSA Investor Relations, +972-3-516-7620, for Shamir Optical Industry Ltd/
    /Web site:  http://www.kcsa.com